Exhibit (a)(12)

DIEDRICH COFFEE ANNOUNCES ENHANCED OFFER FROM

GREEN MOUNTAIN COFFEE ROASTERS

Board Determines Offer Continues to be Superior Proposal

Irvine, Calif. — December 2, 2009 — Diedrich Coffee, Inc. (NASDAQ: DDRX) today announced that, on Tuesday, December 1, 2009, Green Mountain Coffee Roasters, Inc. (NASDAQ: GMCR) enhanced its offer to enter into a merger transaction pursuant to which GMCR would acquire all of the outstanding shares of common stock of Diedrich Coffee for $35.00 per share in cash. In addition, GMCR proposed a form of merger agreement that is more favorable to Diedrich Coffee’s stockholders than the current merger agreement between Diedrich Coffee and Peet’s Coffee & Tea, Inc. (NASDAQ: PEET). In light of this enhanced proposal from GMCR, Diedrich Coffee today also announced that its Board of Directors determined that the proposal from GMCR, as revised, continues to be a “Superior Proposal” (as defined in the Peet’s merger agreement) to the terms of the merger agreement with Peet’s and the exchange offer contemplated thereby, as amended by the revised proposal received from Peet’s on November 30, 2009.

GMCR included with its enhanced proposal a revised merger agreement signed by GMCR that reflects the $35.00 per share cash consideration and contains other terms that are more favorable to Diedrich Coffee’s stockholders as compared to the existing merger agreement with Peet’s, as revised by Peet’s recent proposal. More specifically, in addition to the superior consideration, the revised GMCR merger agreement provides for a reduction in the limitations and restrictions on Diedrich Coffee’s ability to operate its business during the period prior to the completion of the transaction, as compared to the Peet’s merger agreement, as well as an increase in the time period during which Diedrich Coffee may remedy deficiencies relating to the satisfaction of certain conditions to the tender offer.

In addition, the revised GMCR merger agreement includes a graduated reverse termination fee such that, if the agreement is terminated by GMCR or Diedrich Coffee under certain circumstances, a termination fee in an amount between $8,517,000 and $11,517,000 (depending on the date of termination) would be payable to Diedrich Coffee.

GMCR submitted its enhanced proposal in response to Peet’s revised proposal received by Diedrich Coffee on the evening of Monday, November 30, 2009, which offered to pay to Diedrich Coffee’s stockholders, for each share of Diedrich common stock tendered and accepted in its exchange offer, a combination of 0.321 of a share of Peet’s common stock and an amount between $21.265 and $22.870 such that the value of the total consideration paid per Diedrich share would be equal to $32.50, provided that Peet’s common stock has a value between $30.00 and $35.00 per share. If Peet’s volume-weighted average stock price over a designated five trading day period prior to the completion of the exchange offer were less than $30.00, the value per share received by Diedrich’s stockholders would be less than $32.50, and if Peet’s volume-weighted average stock price over that same period were higher than $35.00, the value per share received by Diedrich’s stockholders would be greater than $32.50. As required under the terms of the existing merger agreement with Peet’s, on Tuesday, December 1, 2009, Diedrich Coffee transmitted notice of GMCR’s enhanced proposal to Peet’s.

The Board of Directors of Diedrich Coffee considered the latest proposals of GMCR and Peet’s and determined that GMCR’s $35.00 all-cash offer continued to be a Superior Proposal (as defined in the Peet’s merger agreement) to Peet’s recent proposal, as outlined above. Peet’s most recent proposal enhanced the original offer consideration, which consisted of a combination of $17.33 in cash and a fraction of a share of Peet’s common stock, having a value equal to $8.67 based on a formula as provided in the Peet’s merger agreement, provided that in no event would such fraction have exceeded 0.315 of a share of Peet’s common stock, representing total consideration of $26.00 per share. Peet’s most recent proposal expired at 5:00 p.m. Pacific Time on Tuesday, December 1, 2009, and thus, the consideration payable by Peet’s reverted to the original offer of $26.00 per share in cash and Peet’s stock.

Peet’s has until 5:00 p.m. Pacific Time on Monday, December 7, 2009, to negotiate with Diedrich Coffee to amend the current merger agreement and the exchange offer contemplated thereby in a manner that the Board of Directors of Diedrich Coffee determines is at least as favorable to Diedrich Coffee’s stockholders as the enhanced proposal from GMCR. If Peet’s fails to submit to Diedrich Coffee a new proposal that leads to such a determination, then, at or after such time, Diedrich Coffee intends concurrently to terminate the Peet’s merger agreement, pay to Peet’s the termination fee required thereby and enter into the new merger agreement described above with GMCR.

Gibson, Dunn & Crutcher LLP is serving as the legal advisor to Diedrich Coffee and Houlihan, Lokey, Howard & Zukin Capital, Inc. is acting as financial advisor.

About Diedrich Coffee

Diedrich Coffee specializes in sourcing, roasting and selling the world’s highest quality coffees. The company markets its three leading brands of specialty coffees, Diedrich Coffee, Coffee People and Gloria Jean’s Coffees, through office coffee service distributors, restaurants and specialty retailers, and via the company’s web stores. Diedrich Coffee is one of only four roasters under license to produce K-Cups for Keurig Incorporated’s top-selling single-cup brewing system. For more information about Diedrich Coffee, call 800-354-5282, or go to www.diedrich.com, www.coffeepeople.com or www.coffeeteastore.com.

Forward Looking Statements

Statements in this news release that relate to future plans, financial results or projections, events or performance are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and fall under the safe harbor. Actual results and financial position could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including, but not limited to, the financial and operating performance of Diedrich Coffee’s wholesale operations, the company’s ability to maintain profitability over time, the successful execution of the company’s growth strategies, the impact of competition, the availability of working capital, and other risks and uncertainties described in detail under “Risk Factors and Trends Affecting Diedrich Coffee and its Business” in the company’s annual report on Form 10-K for the fiscal year ended June 24, 2009 and other reports filed with the Securities and Exchange Commission. Except where required by law, the company does not undertake an obligation to revise or update any forward-looking statements, whether as a result of new information, future events or changed circumstances.

Additional Information and Where To Find It

Stockholders of Diedrich Coffee are urged to read the relevant tender offer documents because they contain important information that stockholders should consider before making any decision regarding tendering their shares. Peet’s Coffee & Tea and its acquisition subsidiary have filed tender offer materials with the SEC, and Diedrich Coffee has filed a Solicitation/Recommendation Statement with respect to the tender offer. The tender offer materials (including a Registration Statement, an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Registration Statement, Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, are available to all stockholders of Diedrich Coffee at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement are available free of charge at the SEC’s website at http://www.sec.gov. In addition, stockholders are able to obtain a free copy of these documents from Diedrich Coffee by mailing requests for such materials to: Diedrich Coffee, Inc., Office of Investor Relations, 28 Executive Park, Suite 200, Irvine, CA 92614. In addition to the tender offer materials described above, Diedrich Coffee and Peet’s file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Diedrich Coffee or Peet’s at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Diedrich Coffee’s and Peet’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Diedrich Coffee Investor Relations:

Scott Liolios or Cody Slach

Liolios Group, Inc.

Tel 949-574-3860

info@liolios.com

3